Steven E. Siesser Partner 1251 Avenue of the Americas New York, NY 10020 T 212 204 8688 F 973 597 2507 ssiesser@lowenstein.com

September 10, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attn: Christine Adams

Re:	Elephant Talk Communications Corp.
Form 10-K for Fiscal Year Ended December 31, 2013, as amended Filed March 31, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014 Filed August 11, 2014
Current Report on Form 8-K Filed August 12, 2014
File No. 001-35360

Dear Ms. Adams:

Elephant Talk Communications Corp. (the “Company”) received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated September 3, 2014 (the “Comment Letter”) related to its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2013, its Form 10-Q for the fiscal quarter ended June 30, 2014 and its Current Report on Form 8-K filed August 12, 2014.  Lowenstein Sandler LLP acts as outside securities counsel to the Company. This letter is to confirm the telephone conversation that you had with Christine S. Boyle of Lowenstein Sandler, on September 5, 2014, in which she respectfully requested, on behalf of the Company, an extension of time to respond to the Comment Letter beyond the date indicated therein, and was advised that, subject to the submission of this formal request, the Staff would grant the Company an extension until September 30, 2014 to respond to the Comment Letter. We greatly appreciate the Staff’s willingness to accommodate our request.

Sincerely yours,

/s/ Steven E. Siesser
Steven E. Siesser

cc: Alex Vermeulen, General Counsel, Elephant Talk Communications Corp.